EXHIBIT 99.7

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

I, Preet Dhindsa, Interim Chief Financial Officer of Enerflex Ltd., hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) the Annual Report on Form 40-F of Enerflex Ltd. for the period ended December 31, 2023 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Enerflex Ltd.

Date: February 28, 2024

/s/ Preet Dhindsa

Preet Dhindsa
Interim Chief Financial Officer